 July 18, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sirs/Madams:

We were informed that we were dismissed as the independent registered public accountants for Jinzanghuang Tibet Pharmaceuticals, Inc. and are in agreement with the statements contained in Item 4.01 of Form 8-K dated July 26, 2010 related to our firm. We have no basis to agree or disagree with the other statements made therein.

Sincerely,

/s/ Paritz & Company, P.A.

Hackensack, New Jersey